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                                                                    EXHIBIT 99.1
                                                                    ------------

                                                            Corporate disclosure
                                                           [English Translation]
                                                               February 28, 2005


                           SUBMISSION OF AUDIT REPORT
                           --------------------------

1.   Name of outside director : Deloitte HanaAnjin LLC
2.   Date of audit report reception : February 28, 2005
3.   Opinions of outside director and financial highlights


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
                                                                           (Unit: KRW)

                                                 FY 2004                   FY 2003
                                             -----------------       -----------------

A. Opinion                                         Fair                     Fair
B.             Total Assets                  3,172,433,578,969       3,381,922,386,883
Financial      Total Liabilities             1,397,037,403,480       1,623,567,312,735
Highlights     Total Liabilities and         1,775,396,175,489       1,758,355,074,148
               Shareholders' Equity
               Operating Revenue             1,436,485,437,554       1,375,335,937,731
               Operating Income                114,021,390,126          75,207,306,247
               Ordinary Income                  10,492,635,445        -165,335,856,155
               Net Income                       10,492,635,445        -165,335,856,155
               Total Liabilities and
               Shareholders' Equity/
               Capital stock (%)                          76.8                    76.1

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